
02006463

URITIES AND EXCHANGE COMMISSION
Washington, DC 20549


FEB 2 8 2002
SECTION

OMB APPROVAL
OMB Number 3235-0123 Expires October 31, 2001 Estimated average burden hours per response 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52591

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/26/00 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
KBD Securities, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use PO Box No.)

1311 Mamaroneck Ave. Suite 130
(No. and Street)

White Plains (City) NY (State) 10605 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lawrence P. Doyle 914-925-9505
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name - of individual, state last, first, middle name)

787 Seventh Avenue (Address) New York (City) NY (State) 10019 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in the United States or any of its possessions

PROCESSED
MAR 14 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(c)(2)*

SEC 1410 (05-01) Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AN OATH OR AFFIRMATION

I, Lawrence P. Doyle, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of KBD Securities, LLC as of December 31, 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____



Signature

President

Title



Jay Kessler
Qualified Albany County, NY
No. 02KE6036917
Commission Expires 2/14/04

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page
- [x] (b) Statement of Financial Condition
- [x] (c) Statement of Income (Loss)
- [x] (d) Statement of Changes in Financial Condition
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [x] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- [ ] (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges
- [ ] (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

KBD Securities, LLC

Financial Statements
and Supplemental Information

For the period from October 26, 2000 (commencement of operations)
through December 31, 2001

Contents

ERNST & YOUNG

Ernst & Young LLP
787 Seventh Avenue
New York, New York 10019

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Members of
KBD Securities, LLC

We have audited the accompanying statement of financial condition of KBD Securities, LLC (the "Company") as of December 31, 2001, and the related statements of income, changes in members' equity, and cash flows for the period from October 26, 2000 (commencement of operations) through December 31, 2001. These financial statements are the responsibility of the management of the Company. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KBD Securities, LLC at December 31, 2001, and the results of its operations and its cash flows for the period from October 26, 2000 (commencement of operations) through December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Ernst + Young LLP

February 15, 2002

KBD Securities, LLC

Statement of Financial Condition

December 31, 2001

Assets	
Cash and cash equivalents	$ 73,237
Receivable from clearing broker	222,413
Fixed assets, net	51,052
Due from affiliate	7,143
Prepaid expenses	4,041
Total assets	$ 357,886
Liabilities and members' equity	
Liabilities:	
Accrued expenses and other liabilities	$ 36,958
Due to affiliate	20,060
Due to clearing broker	2,377
Total liabilities	59,395
Members' equity	298,491
Total liabilities and members' equity	$ 357,886

See notes to financial statements.

KBD Securities, LLC

Statement of Income

For the period from October 26, 2000 (commencement of operations)
through December 31, 2001

Revenues	
Principal transactions	$ 515,939
Commissions	385,392
Other	29,387
Interest	6,899
Total revenues	937,617
Expenses	
Compensation and benefits	145,684
Clearance fees	125,922
Other	55,720
Professional fees	40,302
Travel and entertainment	36,746
Communications	22,172
Regulatory fees	7,580
Total expenses	434,126
Net income	$ 503,491

See notes to financial statements.

KBD Securities, LLC

Statement of Changes in Members' Equity

For the period from October 26, 2000 (commencement of operations)
through December 31, 2001

	Members' Equity
Initial contributions from Members	$ 110,000
Distributions to Members	(315,000)
Net income	503,491
Members' equity – December 31, 2001	**$ 298,491**

See notes to financial statements.

KBD Securities, LLC

Statement of Cash Flows

For the period from October 26, 2000 (commencement of operations)
through December 31, 2001

Cash flows from operating activities	
Net income	$ 503,491
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	7,279
Net increase in operating assets:	
Receivable from clearing broker	(222,413)
Due from affiliate	(7,143)
Other assets, net	(4,041)
Net increase in operating liabilities:	
Accrued expenses and other liabilities	36,958
Due to affiliate	20,060
Due to clearing broker	2,377
Net cash provided by operating activities	336,568
Cash flows used in investing activities	
Purchases of fixed assets	(58,331)
Cash flows used in financing activities	
Initial contributions from members	110,000
Distributions to members	(315,000)
Net cash used in financing activities	(205,000)
Net increase in cash and cash equivalents	73,237
Cash and cash equivalents, beginning of period	–
Cash and cash equivalents, end of period	$ 73,237

See notes to financial statements.

KBD Securities, LLC

Notes to Financial Statements

December 31, 2001

1. Organization

KBD Securities, LLC (the "Company") is a registered broker dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. On March 23, 2000 the Company was organized under the laws of the state of New York. The Company's registration with the U.S. Securities and Exchange Commission was effective on May 24, 2000. The Company acts as a fully disclosed broker-dealer for an affiliate, Kinetics Asset Management, Inc. ("KAM"). KAM is the investment advisor for the mutual fund family, Kinetics Mutual Funds, Inc. The Company commenced operations on October 26, 2000.

The Company clears its transactions on a fully disclosed basis through Spear, Leeds & Kellogg ("Clearing Broker"). As such, it is exempt from the U.S. Securities and Exchange Commission's Rule 15c3-3. The Company has indemnified its clearing broker for any losses it may sustain from transactions executed on behalf of the Company or its customers.

2. Significant Accounting Policies

Cash and cash equivalents include cash on hand and money market funds having a maturity of less than three months.

Principal transactions, commissions, and the related revenues and expenses are recorded on a trade date basis.

The Company's assets and liabilities, which qualify as financial instruments under Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," are carried at fair value or contractual amounts approximating fair value.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Receivable from and Due to Clearing Broker

Included in receivable from clearing broker are cash balances generated from proprietary transactions and commissions. Included in due to clearing broker are the amounts for collateralized financing of proprietary positions.

The Company conducts business with the clearing broker, which is a member of the major securities exchanges. The Company monitors the credit standing of the clearing broker.

4. Fixed Assets

Fixed assets consist of the following:

	Fixed Assets, Gross	Accumulated Depreciation	Fixed Assets, Net
Fixed assets:			
Telephone equipment	$ 30,052	$ 3,950	$ 26,102
Furniture and fixtures	22,658	2,111	20,547
Computer hardware	5,621	1,218	4,403
Total fixed assets	**$ 58,331**	**$ 7,279**	**$ 51,052**

The Company depreciates its fixed assets on a straight-line basis over the following periods:

	Depreciation Period
Fixed assets:	
Telephone equipment	5 years
Furniture and fixtures	7 years
Computer hardware	5 years

5. Members' Profit/(Loss) Allocation

The profits and losses of the Company in each year are divided among the Members in proportion to their respective ownership.

6. Income Taxes

No Federal, state or local income taxes have been provided on the profits of the Company since the Members are individually liable for the taxes on their share of the Company's income or loss.

7. Net Capital Requirements

The Company is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission (the "Commission") under Rule 15c3-1. The Commission requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2001, the Company had net capital of approximately $236,255, which was $231,255 in excess of the amount required to be maintained at that date. The Company's ratio of aggregate indebtedness to net capital was 0.25 to 1 at December 31, 2001.

Under the clearing agreement with the clearing broker, the Company is required to maintain certain minimum levels of net capital. At December 31, 2001, the Company was in compliance with this requirement.

8. Related Party Transactions

Substantially all of the Company's revenues are generated through transactions for its affiliate, Kinetics Asset Management, Inc. ("KAM").

During the period ended December 31, 2001, the Company entered into a two-year lease agreement with KAM, an affiliated entity, whereby the Company subleases office space from KAM and reimburses KAM for 10% of the total monthly rent charged by the owner of the building. The lease agreement expires on March 31, 2003.

Due to / from affiliate are non-interest bearing account balances that are settled within a normal business cycle.

Supplemental Information

KBD Securities, LLC

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2001

Computation of net capital	
Total members' equity	$ 298,491
Deductions:	
Non-allowable assets:	
Fixed assets (net of accumulated depreciation)	51,052
Due from Kinetics Funds Distributor, Inc.	7,143
Prepaid expenses	4,041
Net capital	$ 236,255
Aggregate indebtedness	
Total liabilities	$ 59,395
Computation of basis net capital requirements	
Minimum net capital required (.067 of aggregate indebtedness)	$ 3,960
Minimum dollar net capital requirement	$ 5,000
Net capital requirement (greater of above amounts)	$ 5,000
Excess net capital	$ 231,255
Ratio of aggregate indebtedness to net capital	0.25 to 1
Reconciliation with Company's computation (included in Part II of Form X-17a-5 as of December 31, 2001)	
Net capital as reported in Company's Part II (unaudited) FOCUS report	$ 243,613
Audited adjustments to record accrued expenses and other liabilities	(7,358)
Net capital per above	$ 236,255

KBD Securities, LLC

Statement Regarding Rule 15c3-3

December 31, 2001

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

Supplementary Report

ERNST & YOUNG

Ernst & Young LLP
787 Seventh Avenue
New York, New York 10019

Phone: (212) 773-3000
www.ey.com

Independent Auditors' Supplementary Report on Internal Control

The Members of
KBD Securities, LLC

In planning and performing our audit of the financial statements and supplemental information of KBD Securities, LLC (the "Company") for the period from October 26, 2000 (commencement of operations) through December 31, 2001, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons,

2. Recordation of the differences required by Rule 17a-13, and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 15, 2002

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
KBD Securities, LLC
SEC No. 52591
For the period from October 26, 2000 (commencement of operations)
through December 31, 2001
with Report and Supplementary Report of Independent Auditors

Filed in accordance with Rule 17a-5(e)(3) as a PUBLIC DOCUMENT